Exhibit 99.1

ANNIE’S TO JOIN GENERAL MILLS’ FAMILY OF NATURAL AND ORGANIC BRANDS

Annie’s, Inc., a leading U.S. producer of branded organic and natural foods, is lining up to join the General Mills family of natural and organic brands, which include Muir Glen, Cascadian Farm, LÄRABAR, and Food Should Taste Good. Annie’s and General Mills announced the signing of a definitive agreement on Sept. 8. The acquisition is subject to regulatory review and to a majority of Annie’s shareholders agreeing to tender their shares.

It’s exciting news for General Mills.

“Consumers know and trust the Annie’s brand,” said Jeff Harmening, EVP, COO, U.S. Retail, General Mills. “We very much admire the purpose-driven Annie’s brand, and the business that Annie’s has become. Annie’s consumers are passionate about the brand, and we’re committed to maintaining the great tasting products that Annie’s consumers love and trust.”

For 25 years, Annie’s has been nourishing families with simple, down-to-earth foods that taste great and are easy to love, including entrees/meals, fruit snacks, condiments, chips/snacks, bars, crackers, and frozen entrees. Annie’s was founded in 1989 by Annie Withey and Andrew Martin, who first began selling their mac and cheese at farmers markets in New England.

General Mills has admired Annie’s for a long time, said Harmening, and together we will be able to bring even more high quality, organic and natural food products to more U.S. consumers — at a good value.

“We’re going to continue to maintain the high-quality, great-tasting Annie’s products that consumers love – made with organic and natural ingredients – and we look to bring Annie’s natural and organic products to even more people at a good value,” he explained. “That is what this is all about.”

Bernie the Bunny will remain the Rabbit of Approval, representing the goodness of Annie’s ingredients, sustainable business practices and authentic roots. Annie’s will also continue to operate from its offices in Berkeley, California, as it does today.

Annie’s CEO John Foraker has agreed to continue to lead Annie’s for an extended period – at least a year – to help embrace this next stage of growth. John cares deeply about the Annie’s brand, and he’s excited about the growth opportunities that lie ahead.

Annie’s remains committed to its mission to cultivate a healthier and happier world by spreading goodness through nourishing foods, honest words and conduct that is considerate and forever kind to the planet. Annie’s will also remain committed to the cornerstones of their brand: authentic roots; great tasting products, high-quality organic and natural ingredients; and operating in a sustainable business manner.

The transaction is expected to close by the end of the calendar year. It’s exciting.

Additional Information

The tender offer described in this document has not yet commenced. This document and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Annie’s, Inc. At the time the tender offer is commenced, General Mills, Inc. and its wholly owned subsidiary, Sandy Acquisition Corporation, intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Annie’s intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. General Mills, Sandy Acquisition Corporation and Annie’s intend to mail these documents to the stockholders of Annie’s. These documents will contain important information about the tender offer and stockholders of Annie’s are urged to read them carefully when they become available. Stockholders of Annie’s will be able to obtain a free copy of these documents (when they become available) and other documents filed by Annie’s, General Mills or Sandy Acquisition Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from General Mills.